INOVA TECHNOLOGY, INC.

375 N. Stephanie St. Ste 1411
Henderson, NV 89014

Mr. Steven Jacobs, Associate Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inova Restatements 2008-2010

August 18, 2010

Mr. Jacobs,

Per our conversation we have been working with Scott Stringer et al in regard to restatements in our financial statements.

The restatements were contemplated due to the debt accounting as it relates to incorrect equity treatment of warrants that created discount of notes. The April, 2010 10K was filed and April, 2009 amounts have been restated to reflect the proper accounting of the instruments as debt.

We would like to request a waiver for the following reports. Per our conversation we propose doing an April 30, 2008 super 10K with a chart showing the impact to each period's financial statements:

1/31/08 10Q
7/31/08 10Q
10/31/08 10Q
1/31/09 10Q
7/31/09 10Q
10/31/09 10Q
1/31/10 10Q

The following are the reasons for the request and our status:

Our current auditor, MaloneBailey, LLP, has audited our financial statements for the years since April 30, 2007 and has issued reports for our restatements. They have also reviewed the accounting which was the only significant change (and is non-cash and only having a small impact on earnings) for these periods.

Given the following additional reasons, we believe after the amount of time and cost already spent on these issues, it is reasonable to seek an expeditious closure to this matter:

1.   We are currently a small going-concern pink sheets company with large losses, whose ownership is 90% concentrated with 2 principals;
2.   At this time we have no plans to issue any new stock in the form of S1 rights offerings. At most we only plan to convert existing warrants for lenders;
3.   Our trading is light and the non-principals are very small in number.

We were instructed to seek your approval for these items; thank you for your consideration. Please contact me should you have any questions.

Regards,



Bob Bates, CPA, CFO, CFE, CVA